Exhibit 6

Execution Version

AGREEMENT AND PLAN OF MERGER

among

THL A21 LIMITED,

TitanSupernova Limited

SOGOU INC.

and

solely for purposes of Section 9.09, Section 9.10 and Section 9.11 hereof,

TENCENT MOBILITY LIMITED

Dated as of September 29, 2020

TABLE OF CONTENTS

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i

ii

ANNEX A Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 29, 2020 (this “Agreement”), by and among THL A21 Limited, a business company with limited liability organized under the laws of the British Virgin Islands (“THL”), TitanSupernova Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned Subsidiary of THL (“Parent”), Sogou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and, solely for purposes of Section 9.09, Section 9.10 and Section 9.11 hereof, Tencent Mobility Limited, a company incorporated under the laws of Hong Kong (“TML”).

W I T N E S S E T H:

WHEREAS, Parent, Sohu.com (Search) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Selling Shareholder”), and Sohu.com Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the 100% parent of the Selling Shareholder, have executed a share purchase agreement (as amended from time to time, the “Share Purchase Agreement”), dated as of September 29, 2020, pursuant to which the Selling Shareholder has agreed to sell all Class A ordinary shares, par value US$0.001 per share, of the Company (“Class A Shares”) and all Class B ordinary shares, par value US$0.001 per share, of the Company (“Class B Shares” and, together with the Class A Shares, “Shares”) owned by the Selling Shareholder to Parent (the “Share Purchase”);

WHEREAS, THL and Parent have executed a Contribution Agreement (as amended from time to time, the “Contribution Agreement”), dated as of September 29, 2020, pursuant to which THL has agreed to contribute 151,557,875 Class B Shares (the “Contribution Shares”) owned by it to Parent no later than immediately prior to the Closing in exchange for newly issued ordinary shares of Parent;

WHEREAS, the parties hereto wish to effect a business combination through a short-form merger of Parent with and into the Company in accordance with Section 233(7) of the Companies Law, Cap 22. (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”), with the Company being the surviving company and becoming a wholly-owned Subsidiary of THL (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), and (b) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions; and

WHEREAS, THL and the board of directors of Parent have (a) approved the execution, delivery and performance by THL and Parent, respectively, of this Agreement and the consummation of the Transactions and (b) declared it advisable for THL and Parent, respectively, to enter into this Agreement and to consummate the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, THL, Parent and the Company hereby agree as follows:

Article 1
THE MERGER

Section 1.01.      The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law, at the Effective Time, Parent shall be merged with and into the Company through a statutory short-form merger in accordance with Section 233(7) of the Companies Law, pursuant to which no special resolution of the shareholders of the Company is required if a copy of the Plan of Merger is given to every registered shareholder of the Company unless such shareholder agrees otherwise. As a result of the Merger, the separate corporate existence of Parent shall cease to exist and the Company shall continue as the surviving company resulting from the Merger (the “Surviving Company”) as a wholly-owned Subsidiary of THL and as set out in the Plan of Merger.

Section 1.02.      Closing; Closing Date.

The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York time) at the offices of Davis Polk & Wardwell LLP, The Hong Kong Club Building, 3A Chater Road, Hong Kong, as soon as practicable, but in any event no later than the tenth (10th) Business Day immediately following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement, or at such other date or place as is agreed to in writing by the Company and THL. For the avoidance of doubt, a condition set forth in Article 7 may only be waived in writing by the party or parties entitled to such condition under this Agreement. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 1.03.      Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Parent and the Company shall execute a Cayman Islands-law governed plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the Companies Law to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Companies Law. The Merger shall become effective on the date specified in the Plan of Merger in accordance with the Companies Law (the “Effective Time”). The Effective Time of the Merger shall occur as promptly as practicable after no less than twenty (20) days following the date on which the Schedule 13E-3 is first mailed/distributed to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and all other applicable laws.

Section 1.04.      Effects of the Merger.

At the Effective Time, the Merger shall have the effects specified in the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, of each of the Company and Parent shall vest in the Surviving Company which shall be liable for and subject in the same manner as the Company and Parent to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Parent in accordance with the Companies Law.

Section 1.05.      Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the memorandum and articles of association in the form of Annex 2 to the Plan of Merger attached hereto shall be the memorandum and articles of association of the Surviving Company. Such memorandum and articles of association shall include such indemnification provisions as are required by Section 6.04(a) hereof.

Section 1.06.      Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by THL prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Section 1.07.      No Shareholder Vote.

Each of the parties hereto acknowledges and agrees that, because the Merger is a short-form merger under Section 233(7) of the Companies Law, no vote of the shareholders of the Company is required to approve this Agreement, the Plan of Merger, or the Transactions, including the Merger, and that no such vote will be held.

Section 1.08.      No Dissenters’ Rights.

Each of the parties hereto acknowledges and agrees that, because no vote of the shareholders of the Company to approve this Agreement, the Plan of Merger, or the Transactions, including the Merger, is required and no such vote will be held, holders of the Shares, including Shares represented by ADSs (as defined below), will not be able to exercise dissenters’ rights under Section 238 of the Companies Law.

Section 1.09.      No Secured Creditors.

As neither Parent nor the Company has any creditors holding a fixed or floating security interest over any of its assets, no creditor consent to the Merger within the meaning of Section 233(8) of the Companies Law is required.

Article 2
TREATMENT OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01.      Treatment of Shares and ADSs.

At the Effective Time, by virtue of the Merger and without any action on the part of THL, Parent, the Company or the holders of any securities of the Company:

(a)            each Class A Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Shares represented by ADSs) shall be cancelled in exchange for the right to receive US$9.00 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.03;

(b)            each American Depositary Share, representing one (1) Class A Share (an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with each Share represented by such ADS, shall be cancelled in exchange for the right to receive US$9.00 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, provisions in this Agreement shall apply;

(c)            all of the Shares, including Shares represented by ADSs (other than the Excluded Shares), shall cease to exist and shall thereafter represent only the right to receive the Per Share Merger Consideration or Per ADS Merger Consideration without interest, and the register of members of the Company will be amended accordingly;

(d)            after the closing under the Share Purchase Agreement and the closing under the Contribution Agreement, all 130,917,250 Class A Shares and 151,557,875 Class B Shares held by Parent that are issued and outstanding immediately prior to the Effective Time shall be converted into 130,917,250 Class A ordinary shares, par value US$0.001 per share, of the Surviving Company and 151,557,875 Class B ordinary shares, par value US$0.001 per share, of the Surviving Company, respectively, all of which shall be registered in the name of THL. Other than the Class A Shares and Class B Shares held by Parent, all other Excluded Shares and ADSs representing the Excluded Shares shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor; and

(e)            each Class A ordinary share, par value US$0.001 per share, of Parent and each Class B ordinary share, par value US$0.001, of Parent issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist without payment of any consideration or distribution therefor.

Section 2.02.      Share Incentive Plans and Outstanding Equity Awards.

(a)            At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Equity Award that is then outstanding and unexercised, whether or not vested or exercisable.

(b)            Each former holder of a Vested Equity Award that is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest) (provided that THL will within one (1) Business Day after the Effective Time deliver the aggregate amount payable pursuant to this Section 2.02(b) to the Surviving Company, provided further that the Company has delivered to THL a written wiring instruction setting forth such aggregate amount and the recipient bank account details at least fifteen (15) Business Days prior to the Effective Time), an amount of cash equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the Exercise Price of such Vested Equity Award, multiplied by (ii) the number of Class A Shares underlying such Vested Equity Award; provided that, if the Exercise Price of any such Vested Equity Award is equal to or greater than the Per Share Merger Consideration, such Vested Equity Award shall be cancelled without any payment therefor.

(c)            Each former holder of an Unvested Equity Award that is cancelled at the Effective Time shall, in exchange therefor, receive as soon as practicable after the Effective Time, a restricted cash award (“RCA”) issued by the Surviving Company in an amount in cash that is the equivalent of the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Equity Award and (ii) the number of Class A Shares underlying such Unvested Equity Award; provided that, if the Exercise Price of any such Unvested Equity Award is equal to or greater than the Per Share Merger Consideration, such Unvested Equity Award shall be cancelled without any payment therefor. Any RCA issued by the Surviving Company in respect of any Unvested Equity Award shall be subject to the same vesting conditions and schedules applicable to such Unvested Equity Award without giving effect to the Transactions, and on the date, and to the extent, that any Unvested Equity Award would have become vested without giving effect to the Transactions, such corresponding portion of the RCA shall be delivered to the holder of such RCA as soon as practicable thereafter.

(d)            Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, and each former holder of Equity Awards shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution or other payment contemplated by this Section 2.02.

(e)            Prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Equity Awards, to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that, except as contemplated by this Section 2.02, from after the Effective Time neither THL nor the Surviving Company will be required to issue Shares or other share capital of the Company to any person pursuant to the Company’s Share Incentive Plans or in settlement of any Equity Awards. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Equity Awards informing such holder of the effect of the Merger on their Equity Awards.

Section 2.03.      Exchange of Share Certificates, etc.

(a)            Paying Agent. Prior to the Effective Time, THL shall appoint a bank or trust company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and Section 2.01(b) (collectively, the “Merger Consideration”). At or prior to the Effective Time, THL shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)            Exchange Procedures.

(i)            As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each person who was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (A) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares shall be effected and contain such other provisions as THL and the Company may mutually agree); and (B) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.03(c)) or non-certificated Shares represented by book entry (the “Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of such Shares shall be entitled to receive, in exchange therefor, payment in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.03(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.

(ii)            Prior to the Effective Time, THL and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs (other than the ADS cancellation fee, which shall be payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article 2.

(iii)            If payment of Merger Consideration is to be made in respect of a Share which is represented by a Share Certificate to a person other than the person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer duly executed by the registered holder of such Share, and (B) the person requesting such payment has paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Share Certificate surrendered or has established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the person in whose name such Uncertificated Shares are registered.

(c)            Lost Certificates. If any Share Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)            Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed or, (y) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable. Holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e)            Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time, so as to provide to the holders of Shares, ADSs and Equity Awards the same economic effect as contemplated by this Agreement prior to such action.

(f)             Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by THL or, after the Effective Time, the Surviving Company. Earnings from investments shall be the sole and exclusive property of THL and the Surviving Company.

(g)            Termination of Exchange Fund; No Liability. At any time following six (6) months after the Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Shares (whether represented by Share Certificates or Uncertificated Shares), and thereafter such holders shall be entitled to look only to the Surviving Company and THL (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, payable upon exchange of Shares (subject to surrender of Share Certificates, if applicable) and compliance with the procedures in Section 2.03(b). Notwithstanding the foregoing, none of the Surviving Company, THL or the Paying Agent shall be liable to any holder of a Share (whether represented by Share Certificates or Uncertificated Shares) or ADS for any Merger Consideration or other amounts delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate, Uncertificated Share or ADS has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Share Certificate, Uncertificated Share or ADS shall, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(h)            Withholding Rights. Each of THL, Parent, the Company, the Surviving Company, the Paying Agent and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Equity Awards such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law in any jurisdiction. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Equity Awards.

Section 2.04.      No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, THL or Surviving Company for transfer or any other reason shall be cancelled (except for the Excluded Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.05.      Termination of Deposit Agreement.

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated November 8, 2017, by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Company SEC Reports filed with, or furnished to, the SEC on or after November 8, 2017 and prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed or furnished on or after the date hereof), but excluding statements in any “Risk Factors” or “Forward Looking Statements” section or similar cautionary, predictive, or forward-looking disclosure, or (ii) the corresponding sections or subsections of the Disclosure Schedule (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to THL and Parent that:

Section 3.01.      Organization, Good Standing and Qualification.

(a)            Each Group Company is a legal entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization. Each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, and each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing, or to have such power or authority or to have such government approvals, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            Section 3.01(b) of the Disclosure Schedule sets forth a true and complete list of each Group Company and each material Equity Investee of the Company, together with (i) the jurisdiction of organization of each such Group Company and Equity Investee and (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company and Equity Investee owned or otherwise held by such Group Company. The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are in compliance, in all material respects, with all applicable Laws. Except as set forth in Section 3.01(b) of the Disclosure Schedule or in the Company SEC Reports, (i) there are no other material corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts any business, or other material entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any material joint venture, partnership, or similar arrangement.

(c)            Pursuant to the Control Documents, under prevailing interpretations of applicable PRC Law as of the date hereof as to agreements and arrangements similar to those reflected in the Control Documents and in accordance with accounting principles generally accepted in the United States (“GAAP”), (i) the WFOE has had and will continue to have exclusive control over the VIE Entity and its Subsidiaries and is entitled to substantially all of the economic benefits and residual returns from the operations of the VIE Entity and its Subsidiaries; and (ii) the VIE Entity is a “variable-interest entity” of the Company and its financial results have been and will continue to be consolidated into the consolidated financial statements of the Company.

Section 3.02.      Memorandum and Articles of Association.

The Company has made available to THL a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. The memorandum and articles of association or equivalent organizational documents of each Group Company are in full force and effect. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03.      Capitalization.

(a)            The authorized share capital of the Company consists of 850,000,000 Shares of a par value of US$0.001 each, of which 571,242,125 are Class A Shares and 278,757,875 are Class B Shares. As of the date of this Agreement, (i) 108,833,041 Class A Shares and 278,757,875 Class B Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, of which 3,339,000 Class A Shares are Restricted Shares, (ii) 16,375,434 Class A Shares are held in the treasury of the Company, and (iii) 825,762 Class A Shares issued to the Depositary and represented by ADSs are reserved for future issuance and allocation in anticipation of the exercise of the Equity Awards (and for the avoidance of doubt, the Shares described in clauses (ii) and (iii) are not included in the number of issued and outstanding Shares set forth in clause (i)). As of the date of this Agreement, there are (A) outstanding Vested Equity Awards with respect to options to purchase 1,430,790 Class A Shares, (B) outstanding Unvested Equity Awards with respect to options to purchase 3,382,192

Class A Shares, and (C) outstanding Unvested Equity Awards with respect to 3,339,000 Restricted Shares.

(b)            Except for the Equity Awards referred to in Section 3.03(a) and rights under the Control Documents, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)            Section 3.03(c) of the Disclosure Schedule sets forth the following information with respect to each Equity Award outstanding as of the date hereof: (i) the number of Class A Shares subject to such Equity Award and the type of such Equity Award; (ii) if applicable, the exercise or purchase price of such Equity Award; (iii) the date on which such Equity Award was granted; (iv) the vesting status of such Equity Award; and (v) the date on which such Equity Award expires. The grant of each Equity Award was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied. There are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Equity Award as a result of the Transactions.

(d)            All Class A Shares subject to issuance upon exercise of an Equity Award, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to THL accurate and complete copies of (i) the Share Incentive Plans pursuant to which the Company has granted the Equity Awards that are currently outstanding, and (ii) the form of award agreement evidencing such Equity Awards. There are no award agreements evidencing any Equity Awards with terms that are materially different from those set forth in the form of award agreement that has been made available to THL.

(e)            Except as otherwise disclosed in Section 3.03(e) of the Disclosure Schedule, the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and each Equity Investee of the Company that is owned by any Group Company is owned by such Group Company free and clear of all Liens, other than the Controlled Entities to the extent they are subject to the Control Documents. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such Equity Securities owned by it. There are no outstanding contractual obligations of any Group Company to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other person.

(f)             Other than those disclosed in the Company SEC Reports, the Group Companies do not have other employee share incentive plans.

Section 3.04.      Authority Relative to This Agreement; Fairness.

(a)            The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions. The Company has delivered to THL a true, correct and complete copy of the resolutions of the Company Board authorizing the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions certified by the Secretary of the Company Board; such resolutions are and remain in full force and effect and no action has been taken or proposed to modify, amend or rescind such resolutions in whole or in part in any manner. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by THL and Parent, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)            The Special Committee consists of three (3) members of the Company Board, each of whom satisfies the “independence” requirements of the New York Stock Exchange (“NYSE”) Listed Company Manual. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and consummate the Transactions, including the Merger, and (ii) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

(c)            The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, subject to the limitations, qualifications and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to THL for its information promptly after the date of this Agreement. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Schedule 13E-3.

Section 3.05.      No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions and the Share Purchase will not, (i) conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions and the Share Purchase) that the matters referred to in Section 3.05(b) are complied with, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) require consent under, result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, result in loss of benefit under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”) (it being understood that the Company is not providing any representation or warranty as to any consent, approval, authorization or permit that may be required to be obtained by THL and Parent in connection with the consummation of the Transactions), except for (i) compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3 and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), (ii) compliance with the rules and regulations of the NYSE, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Companies Law, (iv) filings, permits, authorizations, consents and approvals as may be required under any applicable PRC Laws (collectively, the “PRC Regulatory Filings”) and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.06.      Permits; Compliance with Laws.

(a)            Except as would not, individually or in the aggregate, have a Material Adverse Effect and except as set forth in Section 3.06(a) of the Disclosure Schedule, each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Company Permits”). All of the material Company Permits are valid and in full force and effect and have passed their respective annual or periodic inspections or renewals in accordance with applicable Laws, and no suspension or cancellation of any of the material Company Permits is pending or, to the knowledge of the Company, threatened. Each of the Group Companies is in compliance with the terms of the Company Permits in all material respects. Without limiting the generality of the foregoing, except as would not, individually or in the aggregate, have a Material Adverse Effect, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted, including the approvals of and registrations or filings with the Ministry of Industry and Information Technology of the PRC, the Ministry of Culture and Tourism of the PRC, the National Radio and Television Administration of the PRC, the National Press and Publication Administration of the PRC, the Cyberspace Administration of the PRC, the Ministry of Natural Resources of the PRC, the National Health Commission of the PRC, the National Medical Products Administration of the PRC, the People’s Bank of China, General Administration of Customs of the PRC, the State Administration for Market Regulation of the PRC, the Ministry of Commerce of the PRC, the National Development and Reform Commission of the PRC, the State Administration of Foreign Exchange of the PRC (“SAFE”) and the State Administration of Taxation of the PRC, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.

(b)            The Group Companies are and have been in compliance, in all material respects, with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of the NYSE. No Group Company is in material conflict with, or in material default, breach or violation of any Law applicable to it (including any Laws applicable to its business (including the promotion of such business), or by which any of its share, security, equity interest, property or asset is bound or affected. No event has occurred and no circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a material violation by any Group Company of, or a failure on the part of such entity to comply with in any material respect, any applicable Laws, or (ii) may give rise to any material obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature. No Group Company has received any written notice or communication of any non-compliance with any applicable Laws that has not been cured, except for such non-compliance, investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)            Except as set forth in Section 3.06(c) of the Disclosure Schedule, no Group Company, or, to the knowledge of the Company, any of their respective directors, officers, board of directors (supervisory and management) members, employees, agents, representatives, or other persons acting on behalf of any Group Company (collectively, the “Company Representatives”), has violated any Anticorruption Laws, nor has any Group Company or, to the knowledge of the Company, any Company Representative acting on behalf of a Group Company (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Government Official:

(i)            for the purpose of: (A) influencing any act or decision of a Government Official in their official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting a Group Company or any Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii)            in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage or would otherwise violate any Anticorruption Law.

(d)            No Group Company nor, to the knowledge of the Company, any Company Representative, has received any notice, request, allegation or citation for any actual or potential noncompliance with any Anticorruption Law. The Group Companies have implemented policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with applicable Anticorruption Laws. Each of the Group Companies has implemented and maintains effective internal controls reasonably designed to prevent and detect violations of Anticorruption Laws.

(e)            No officer, director or employee of any Group Company is a Government Official.

(f)             Each Group Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials in accordance with GAAP.

(g)            Except as set forth in the Company SEC Reports or in Section 3.06(g) of the Disclosure Schedule, the Group Companies are in material compliance with all of the SAFE Rules and Regulations and duly and lawfully obtained all material requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the SAFE Rules and Regulations which are in full force and effect. To the knowledge of the Company, each holder or beneficial owner of Equity Securities of any Group Company who is a PRC resident (as defined in the SAFE Circular 37 and/or SAFE Circular 7) and subject to any of the registration or reporting requirements under any SAFE Rules and Regulations has registered with the local SAFE branch as required pursuant to the SAFE Circular 37 and SAFE Circular 7 with respect to any direct or indirect holdings of Equity Securities in any Group Company. Neither the Company nor, to the knowledge of the Company, such holder or beneficial owner has received any inquiries, notifications, Orders or any other forms of official correspondence from SAFE or any of its local counterparts with respect to any actual or alleged non-compliance with the SAFE Rules and Regulations.

(h)            No Group Company nor, to the knowledge of the Company, any Company Representative, is a Prohibited Person and no Prohibited Person will be given an offer to become an employee, officer, consultant or director of any Group Company. No Group Company has (i) conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person, or (ii) violated, or operated not in compliance with, any applicable export restrictions, anti-boycott regulations or embargo regulations.

Section 3.07.      SEC Filings; Financial Statements.

(a)            The Company has filed or otherwise furnished (as applicable) all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company since November 8, 2017 (the “Applicable Date”) (the forms, reports, statements, schedules and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)            Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board except as may be noted therein.

(c)            Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 21, 2020 (the “2019 Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for Indebtedness or other liabilities or obligations (x) incurred in the ordinary course of business consistent with past practice since December 31, 2019, (y) incurred pursuant to this Agreement or in connection with the Transactions or (z) that would not, individually or in the aggregate, have a Material Adverse Effect.

(d)            The Company has heretofore furnished to THL complete and correct copies of all material amendments and modifications that have not been filed with or furnished to the SEC by the Company to all agreements, documents and other instruments that previously had been filed with or furnished to the SEC by the Company and are currently in effect.

(e)            The Company has made available to THL all comment letters received by the Company from the SEC or the staff thereof since the Applicable Date and all responses to such comment letters submitted by or on behalf of the Company.

(f)             The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning the Group Companies is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is, and since the Applicable Date, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(g)            The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP. The Group Companies maintain a system of internal control over financial reporting that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and includes those policies and procedures that are sufficient to (i) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company’s assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h)            Since the Applicable Date, no Group Company nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of any Group Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Group Company or its internal accounting controls, including any complaint, allegation, assertion or claim that any Group Company has engaged in questionable accounting or auditing practices. No attorney representing any Group Company, whether or not employed by it, has reported to the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any Group Company or any officer, director, employee or agent of any Group Company to the Company Board or any committee thereof or to any director or officer of any Group Company.

(i)             The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 3.08.      Schedule 13E-3.

None of the information supplied or to be supplied in writing by or on behalf of any Group Company for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to any Group Company or other information supplied by or on behalf of any Group Company for inclusion therein, will comply in all material respects as to form with the requirements of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of THL or Parent for inclusion or incorporation by reference in the Schedule 13E-3.

Section 3.09.      Absence of Certain Changes or Events.

Since December 31, 2019, except as expressly contemplated by this Agreement, (a) each Group Company has, in all material respects, conducted its business in the ordinary course and in a manner consistent with past practice, (b) there has not been any Material Adverse Effect, (c) no Group Company has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.01(a), (b), (c), (d), (e), (h), (m), (q), (v) or (x), and (d) there has not been any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10.      Absence of Litigation.

Except as set forth the Company SEC Reports or in Section 3.10 of the Disclosure Schedule, no litigation, suit, claim, action, proceeding or investigation (each, an “Action”) is pending against or, to the knowledge of the Company, threatened against, any Group Company, or any share, security, equity interest, property or asset of any Group Company, before (or, in the case of threatened Actions, would be before) any Governmental Authority which, (a) has or would reasonably be expected to have a Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Transactions, or (c) prevents, materially delays or materially impedes or, if decided adversely against any Group Company, would reasonably be expected to prevent, materially delay or materially impede, the consummation of the Transactions. No Group Company, nor any share, security, equity interest, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

Section 3.11.      Employee Benefit Plans.

(a)            Section 3.11(a) of the Disclosure Schedule sets forth an accurate and complete list of each material Company Employee Plan (including Share Incentive Plans), other than any Company Employee Plan mandated by applicable Law to which the sole liability of the Group Companies is to make contributions required by Law including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Group Companies to a fund of a Governmental Authority with respect to wages of an employee (each such plan, a “Statutory Company Employee Plan”). With respect to each material Company Employee Plan other than a Statutory Company Employee Plan, the Company has made available to THL copies of such Company Employee Plan document, including all amendments thereto, and all related trust documents or other funding arrangements. Each material Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects. All contributions or other amounts payable by a Group Company with respect to each material Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with

GAAP. None of the Group Companies has incurred or reasonably expects to incur, either directly or indirectly, any material liability with respect to the funding of, or a withdrawal from, any Company Employee Plan. There are no claims or Actions pending, or, to the knowledge of the Company, threatened against any material Company Employee Plan or against the assets of any Company Employee Plan.

(b)            The consummation of the Share Purchase and the Transactions (whether alone or in connection with any additional or subsequent events such as a termination of employment), will not (i) entitle any current or former Employee of any Group Company to material compensation in the form of a severance payment or similar payment, or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans. The Company is not obligated, pursuant to any of the Company Employee Plans, to grant any options or other rights to purchase or acquire any Equity Securities of any Group Company to any Employee of any Group Company after the date hereof.

Section 3.12.      Labor and Employment Matters.

(a)            No Group Company is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. There are no labor unions, works councils or other organizations representing or purporting to represent any employee, officer, director, consultant or independent contractor of any Group Company (each, an “Employee”), nor are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Group Company. Except as set forth the Company SEC Reports or in Section 3.12(a) of the Disclosure Schedule, there is no material (i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against any Group Company, or (ii) lockout, strike, slowdown, work stoppage or, to the knowledge of the Company, threat thereof by or with respect to any current or former Employee of any Group Company (while such former Employee was employed at a Group Company), and during the last three (3) years there has not been any such lockout, strike, slowdown or work stoppage.

(b)            There are no material complaints, charges or claims against any Group Company pending or, to the knowledge of the Company, threatened to be brought by or filed with any Governmental Authority arising out of the employment or termination of employment of any individual by any Group Company.

(c)            Each Group Company (i) is in compliance in all material respects with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the competent Governmental Authority and (ii) has, in all material respects, withheld and paid in full to the competent Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to any of its current or former Employees or any other person (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and (iii) is not liable for any material arrearages of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Each Group Company and, to the knowledge of the Company, each of the other parties thereto is in material compliance with all agreements for labor dispatch or similar services received by such Group Company. There is no material claim with respect to payment of wages, salary, Social Security Benefits, commission or overtime pay that has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company. No Group Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or its labor or employment practices. There is no material charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted or is now pending or, to the knowledge of the Company, threatened with respect to any Group Company. There is no material charge of discrimination or harassment in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the knowledge of the Company, threatened before any Governmental Authority in any jurisdiction in which any Group Company has employed or employs any person.

Section 3.13.      Real Property; Title to Assets.

(a)            No Group Company owns any real property. No Group Company is a party to any Contract, agreement or option to purchase any real property.

(b)            Section 3.13(b) of the Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been materially disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) no Group Company nor, to the knowledge of the Company, any other party to such Lease, is in material breach or default under such Lease, (iv) the Group Companies have not subleased, licensed or otherwise granted any person, other than other Group Companies, the right to use or occupy such Leased Real Property or any portion thereof, and (v) the Group Companies have a valid and subsisting leasehold interest in all property under the Leases, in each case free and clear of all Liens, other than the Permitted Encumbrances.

(c)            The Leased Real Property comprises all of the real property used in the conduct of the business of the Group Companies as currently conducted. The use, occupation, operation, leasing, management of the Leased Real Property by any Group Company is not in contravention of any applicable Laws in any material respect. Each Group Company has used the Leased Real Property in compliance in all material respects with the approved use and zoning requirement under the relevant title certificates, land use rights certificates, certificates of real estate ownership and similar title documents, or as otherwise required by the competent Governmental Authorities.

(d)            Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets necessary to conduct their respective businesses as currently conducted (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except for Permitted Encumbrances.

Section 3.14.      Intellectual Property.

(a)            Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of all material Intellectual Property owned by any Group Company and applied for, issued by or registered with any Governmental Authority, indicating for each such item the registration, application or publication number, as applicable, and the jurisdiction in which such Intellectual Property has been applied for, issued or is registered. The Group Companies own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except for Permitted Encumbrances) all material Intellectual Property used or held for use in, or necessary to conduct, the business of the Group Companies as currently conducted and as currently proposed to be conducted.

(b)            The use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Group Companies does not, to the knowledge of the Company, infringe upon, misappropriate, or otherwise violate and has not infringed upon, misappropriated or otherwise violated the Intellectual Property rights of any person in any material respect and is in accordance, in all material respects, with any applicable license pursuant to which any Group Company acquired the right to use such Intellectual Property. Except as set forth in the Company SEC Reports or Section 3.14(b) of the Disclosure Schedule, there is no material Action pending, or, to the knowledge of the Company, threatened, against any Group Company alleging that the conduct of the business or activities of any Group Company (including the commercialization and exploitation of their products and services) is infringing upon, misappropriating or otherwise violating or has infringed upon, misappropriated or otherwise violated any Intellectual Property right of any person, nor are there any facts or circumstances that would form the basis for any such Action. To the knowledge of the Company, no person (including current and former officers, employees, consultants and contractors of any Group Company) is currently infringing or misappropriating any material Intellectual Property owned or purported to be owned by any Group Company.

(c)            With respect to any and all material Intellectual Property owned by any Group Company, (i) except as set forth in the Company SEC Reports or Section 3.14(c) of the Disclosure Schedule, such Group Company is the sole and exclusive owner of the entire right, title and interest in and to such Intellectual Property, free and clear of any Lien (except for Permitted Encumbrances), and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business without payment to any Third Party (other than to one or more Governmental Authorities for the purposes of registering and maintaining such rights), and (ii) no Group Company is obligated to assign ownership of any such Intellectual Property to any Third Party. None of the material Intellectual Property owned by any Group Company has been revoked, invalidated or otherwise challenged in writing in whole or in part, and to the knowledge of the Company, all such Intellectual Property is valid and enforceable.

(d)            With respect to each material Intellectual Property licensed to any Group Company, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) no Group Company or, to the knowledge of the Company, any other party to any license of such Intellectual Property is in breach thereof or default thereunder.

(e)            No person has challenged in writing the validity, enforceability, use or ownership of, or, to the knowledge of the Company, threatened to challenge, any right of any Group Company with respect to any material Intellectual Property owned by or licensed to any Group Company.

(f)             Except as set forth in the Company SEC Reports or Section 3.14(f) of the Disclosure Schedule, the Group Companies solely and exclusively own all right, title and interest in and to all material Intellectual Property created or developed by, for or under the direction or supervision of any Group Company. Each current or former Employee of any Group Company who has participated in the creation or development of any such Intellectual Property has executed and delivered to a Group Company a valid and enforceable agreement (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the present assignment by such person to such Group Company of any and all Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with such Group Company. To the knowledge of the Company, no such Employee is in material violation of any term of any such agreement.

(g)            The consummation of the Share Purchase and the Transactions will not result in the loss, impairment or the restriction on use or other exploitation of any material Intellectual Property owned by or licensed to any Group Company.

(h)            There are no outstanding restrictions on the disclosure, use, license or transfer of any material Intellectual Property owned by any Group Company, except for restrictions under the Control Documents.

(i)             A Group Company owns or has a valid right or license to use or otherwise exploit all Software used or held for use in, or necessary to conduct, the businesses of the Group Companies as currently conducted and as currently proposed to be conducted. A Group Company possesses the source code, object code and documentation for all such Software that is proprietary to and owned by any Group Company (the “Company Owned Software”). Except as set forth in the Company SEC Reports or Section 3.14(i) of the Disclosure Schedule, no Third Party has any ownership right or interest in any Company Owned Software. The Group Companies have not disclosed the source code for any Company Owned Software to any Third Party. No Company Owned Software is subject to any obligation (including the terms of any open source license) that would require any Group Company to (i) disclose to any person any source code or trade secret that is part of any Company Owned Software, (ii) not charge fees or other consideration for such Company Owned Software, or (iii) grant any right to any person to decompile or otherwise reverse-engineer such Company Owned Software.

(j)             To the knowledge of the Company, (A) there has been no unauthorized disclosure or use of any Third Party’s trade secrets by any officer, employee, contractor, or consultant of any Group Company, and none of the Group Companies’ trade secrets have been disclosed to any Third Party except pursuant to valid and appropriate written non-disclosure agreements or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law, and (B) there has been no material breach of any Group Company’s security measures wherein any trade secrets have been disclosed or may have reasonably been disclosed without authorization to any Third Party.

(k)            The Company IT Assets are adequate and sufficient for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Group Companies’ businesses as currently conducted and as currently proposed to be conducted and the protection of trade secrets by the Group Companies.

(l)             None of the material Intellectual Property owned by any Group Company is subject to any Contract or other material obligation as a result of any funding or support from, or any arrangement with, any Governmental Authority or agency or nonprofit organization.

Section 3.15.      Privacy and Data Security.

(a)            Each Group Company complies, and at all times has complied, in all material respects, with all applicable Privacy Requirements. There are no material unsatisfied requests from individuals to any Group Company seeking to exercise rights under any Privacy Requirement. The Transactions and, to the knowledge of the Company, the Share Purchase will not constitute a material breach or violation of any applicable Privacy Requirement. There is no, and has not been any, (i) Action of any nature pending or, to the knowledge of the Company, threatened against any Group Company relating to privacy, data protection, or data security with respect to the Processing of Personal Data by or on behalf of the Group Companies; or (ii) notice of any actual or asserted noncompliance with any Privacy Requirement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)            The Group Companies have (i) implemented and maintained reasonable measures to ensure material compliance with applicable Privacy Requirements; (ii) implemented and maintained reasonable measures to preserve and protect the confidentiality, availability, security, and integrity of all Systems and Personal Data within the possession or control of the Group Companies; and (iii) implemented and maintained reasonable technical, physical and organizational measures and security systems and technologies that are designed to protect the Personal Data within the possession or control of the Group Companies in a manner appropriate to the risks represented by the Processing of such data by the Group Companies and any third parties Processing Personal Data on their behalf, including with respect to redundancy, reliability, scalability and security. Except as set forth in Section 3.15(b) of the Disclosure Schedules, none of the Group Companies has suffered any material security breach resulting in any material unauthorized access to, or acquisition of, any Personal Data within the possession or control of the Group Companies and, to the knowledge of the Company, no circumstances have arisen in which the Privacy Requirements would require any of the Group Companies to notify any Governmental Authority of any material data security breach or material security incident.

(c)            The execution and consummation of the Transactions and, to the knowledge of the Company, the Share Purchase and the continued Processing of the Personal Data by the Group Companies in a manner consistent with the current Processing of the Personal Data will not violate any Privacy Requirement in any material respect.

(d)            The Company IT Assets, including any portions which are provided or operated by Third Parties, are adequate and sufficient to protect the privacy and confidentiality of all Personal Data and Third Party information and are in material compliance with all applicable Privacy Requirements. To the knowledge of the Company, there have been no material instances of unauthorized access, intrusions or breaches of the security of (i) any such Company IT Assets operated or controlled by any Group Company or any Third Party or (ii) any Personal Data under the custody or control of any Group Company, and no person (including any Governmental Authority) has made any claim in writing or commenced any proceeding against any Group Company or any Third Party service provider to any Group Company with respect to loss, damage or unauthorized access, disclosure, use, modification or other misuse of Personal Data by any Group Company or any service provider to any Group Company.

Section 3.16.      Taxes.

(a)            Each Group Company has timely filed all Tax Returns and reports required to be filed by it, except for situations that would not reasonably be expected to have, individually or in aggregate, a Material Adverse Effect, and has paid and discharged all Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. Except as set forth in the Company SEC Reports or Section 3.16(a) of the Disclosure Schedule and except for situations that would not reasonably be expected to have, individually or in aggregate, a Material Adverse Effect, no taxing authority or agency or other Governmental Authority is asserting or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any Taxes. Except as set forth in the Company SEC Reports or Section 3.16(a) of the Disclosure Schedule, there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company. Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes reflected in the 2019 Annual Report are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no Tax liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current Taxes not yet due. Except as set forth in the Company SEC Reports or Section 3.16(a) of the Disclosure Schedule, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of any Group Company is currently in progress, and no Group Company has been notified of any request for, or, to the knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding. No Group Company is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by any Group Company to the effect that the filing of Tax Returns may be required. No claim has been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction.

(b)            No Group Company incorporated outside the PRC takes the position for tax purposes, or has been notified by any PRC tax authority or any other Governmental Authority, that it is a “resident enterprise” of the PRC.

(c)            Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such submissions made in connection with Tax exemptions, holidays, deferrals or incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates. No suspension, revocation or cancellation of any Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates is pending or, to the knowledge of the Company, threatened, and each Group Company is in full compliance with any conditions and requirements of such Tax exemptions, holidays, deferrals or incentives or other preferential Tax treatment or Tax rebates. The consummation of the Share Purchase and the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, holidays, deferrals or incentives or other preferential Tax treatments or Tax rebates and will not result in the claw-back or recapture of any such Tax exemptions, holidays, deferrals or incentives or other preferential Tax treatments or Tax rebates.

(d)            All transactions between Group Companies have been conducted on an arm’s-length basis for purposes of the relevant transfer pricing Laws and have not been determined with a purpose to obtain any reduction in Taxes or other Tax benefit, and all related material documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(e)            The Group Companies have complied in all material respects with all applicable Laws relating to (i) the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Group Companies, and (ii) information reporting with respect to, any payment made or received by the Group Companies (including those relating to the individual income tax obligations of the employees of the Group Companies).

(f)             No Group Company (i) has ever been a member of an affiliated group filing a consolidated, combined, unitary, affiliated or similar Tax Return (other than a group the common parent of which was THL or a Group Company) or (ii) has any liability for the Taxes of any person (other than any of the Group Companies) due to being a member of a group described in clause (i), as a transferee or successor, by contract, or otherwise. No Group Company is a party to any Tax Sharing Agreement other than Tax Sharing Agreements solely among Group Companies.

Section 3.17.      No Secured Creditors; Solvency.

(a)            No Group Company has any secured creditors holding a fixed or floating security interest.

(b)            No Group Company has taken any steps to seek protection pursuant to any bankruptcy Law, nor does the Company have any knowledge or reason to believe that any creditors of any Group Company intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Effective Time will not be, Insolvent.

Section 3.18.      Material Contracts.

(a)            Section 3.18(a) of the Disclosure Schedule sets forth an accurate and complete list of all of the following types of Contracts in effect as of the date of this Agreement to which any Group Company is a party or by which any Group Company is bound (such Contracts as are required to be set forth in Section 3.18(a) of the Disclosure Schedule, the “Material Contracts”), and none of the Group Companies is a party to or bound by any Material Contracts not listed in Section 3.18(a) of the Disclosure Schedule:

(i)            any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)           any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement, (B) strategic cooperation or partnership arrangements, or (C) other agreements involving a sharing of material profits, losses, costs or liabilities by any Group Company, in each case that is material to the Group Companies;

(iii)          any Contract that obligates the Company or any of its Subsidiaries to make aggregate annual expenditures in excess of US$2,500,000 and in each case (x) is not cancelable within thirty (30) days or (y) is not cancelable without material penalty to the Company or any of its Subsidiaries;

(iv)          any Contract that purports to limit, curtail or restrict the ability of any Group Company to compete in any geographic area, industry or line of business that is material to the business of the Company;

(v)           any Contract involving a loan or advance to, or investment (including a derivative investment or finance product) in, any person other than a Group Company by the Company or any of its Subsidiaries in an amount in excess of US$2,000,000;

(vi)          any Contract involving Indebtedness of any Group Company or guarantee of any Indebtedness, or any letters of credit or similar instruments issued for the account of the Company or any of its Subsidiaries or mortgaging, pledging or otherwise placing a Lien (other than a Permitted Encumbrance) securing obligations on any material portion of the assets of the Company or any of its Subsidiaries, other than any such agreement, indenture, letter of credit or instrument solely between or solely among the Company and its Subsidiaries;

(vii)         any Contract that requires the Company or any of its Subsidiaries to dispose of or acquire assets or properties with a value in excess of US$5,000,000, or provides for any pending or contemplated merger, consolidation or similar business combination transaction involving the Company or any of its Subsidiaries and any person other than a Group Company;

(viii)        any Contract involving any resolution or settlement of any material Action that requires any payment by any Group Company in excess of US$200,000 that has not been fully paid;

(ix)           any Contract calling for cash payments in excess of US$200,000 annually for the employment of any officer, employee or other person by any Group Company on a full-time or consulting basis or as a severance payment;

(x)            any Contract that is a collective bargaining agreement or other Contract with any labor organization, union or association (other than any mandatory national collective bargaining agreement) or any other collective bargaining agreement with an employees’ representative body;

(xi)           any Contract (other than Contracts relating to Equity Awards) giving the other party the right to terminate such Contract or requiring any material payment to be made by any Group Company as a result of this Agreement or the consummation of the Transactions;

(xii)          any Contract, other than agreements entered into in the ordinary course of business for off-the-shelf Software that is generally available on nondiscriminatory pricing terms and non-exclusive licenses granted to customers in the ordinary course of business, providing (A) a license, covenant not to sue or other right granted by any Third Party under any Intellectual Property to any Group Company, (B) a license, covenant not to sue or other right granted by any Group Company to any Third Party under any Intellectual Property, or (C) any royalty, fee or other material amount payable by any Group Company to any person by reason of the ownership, use, sale or disposition of Intellectual Property;

(xiii)         any Contract between any Group Company, on the one hand, and any director or officer of any Group Company, or any person beneficially owning five percent (5%) or more of the outstanding Equity Securities of any Group Company, or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand, where the amount involved exceeds $120,000, other than compensatory contracts with employees in the ordinary course of business;

(xiv)         any Contract providing for any change of control or similar payments;

(xv)          any Contract (other than Contracts relating to Equity Awards), relating to the purchase or sale of any Equity Securities of any Group Company; and

(xvi)         any Contract which is or should reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)            (i) Each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) no Group Company is or, to the knowledge of the Company, is alleged to be, and, to the knowledge of the Company, no counterparty is or is alleged to be, in material breach or violation of, or material default under, any Material Contract, (iv) no Material Contract has been canceled by the other party, and to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any claim in writing of default under any Material Contract and, to the knowledge of the Company, no fact or event exists that would give rise to any claim of default under any Material Contract; and (vi) the consummation of any Transaction will not constitute a default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to THL true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.19.      Environmental Matters.

Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Group Company has complied and is in compliance with all applicable Environmental Laws and has obtained and possesses all approvals, permits, licenses, filings and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect. To the knowledge of the Company, no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law. No Group Company has received any written notice, demand, letter, claim or request for information alleging that any Group Company is in material violation of or liable under any Environmental Law. No Group Company is subject to any Order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.20.      Insurance.

The Group Companies are either self-insured or maintain policies of insurance that afford coverage to the Company, its Subsidiaries and their respective employees, directors, properties or assets, in such amounts and with respect to such risks and losses as are adequate in all material respects for the operation of the Group Companies’ business. The insurance policies are in full force and effect, no written notice of cancellation has been received by the Company or any of its Subsidiaries under such policies, and there is no existing default or event which, with the giving of notice or lapse of time or both, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has no reason to believe that it or any of its Subsidiaries will not be able to (a) renew its existing insurance policies as and when such policies expire, or (b) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost. The Company has made available to THL and Parent prior to the date hereof copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries.

Section 3.21.      Interested Party Transactions.

Except as reported under Item 7.B of Form 20-F in the Company SEC Reports, none of the officers or directors of the Company is presently a party to any transaction with the Company or any of its Subsidiaries that would be required to be reported under Item 7.B. of Form 20-F under the Exchange Act (other than for services as officers, directors and employees of the Company or any of its Subsidiaries), other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company or any of its Subsidiaries), (b) reimbursement for expenses incurred on behalf of the Company or any of its Subsidiaries and (c) other employee benefits, including Equity Awards, in each case, in the ordinary course of business and consistent with past practice.

Section 3.22.      Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company, including any such applicable Laws under the Companies Law (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 3.23.      Brokers.

Except for the Financial Advisor, whose fees and expenses will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company.

Section 3.24.      Control Documents.

(a)            Each Group Company and, to the knowledge of the Company, each other party, to any of the Control Documents had or has, as applicable, full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such person thereunder. The execution and delivery by each Group Company and, to the knowledge of the Company, by each other party, of each Control Document to which it is a party and the performance by such person of its obligations thereunder have been duly authorized by all requisite actions on the part of such person.

(b)            The Company controls the VIE Entity through the Control Documents, which constitute the legal, binding and enforceable obligations of the relevant parties thereto under prevailing interpretations of applicable PRC Law as of the date hereof as to agreements and arrangements similar to those reflected in the Control Documents, and to the knowledge of the Company, there is no enforceable agreement or understanding to rescind or amend the material terms of the Control Documents.

(c)            The execution and delivery by each Group Company named in each Control Document, and the performance by such Group Company of its obligations thereunder and the consummation by it of the transactions contemplated therein do not and will not (i) result in any material violation of, materially conflict with, or constitute a material default under, with or without the passage of time or the giving of notice, any provision of its corporate documents as in effect, any applicable Law, or any Contract to which any Group Company is a party or by which any Group Company is bound, (ii) accelerate, or constitute an event entitling any person to accelerate, the maturity of any material Indebtedness or other material liability of any Group Company or to increase materially the rate of interest presently in effect with respect to any material Indebtedness of any Group Company, or (iii) result in the creation of any Lien upon any of the material properties or assets of any Group Company.

(d)            All consents, approvals, authorizations, and permits from, and filings with or notifications to, any Governmental Authority required under any applicable Laws in connection with the Control Documents have been made or unconditionally obtained in writing, and no such consent, approval, authorization, permit, filing or notification has been withdrawn or is subject to any condition precedent that has not been fulfilled or performed.

Section 3.25.      No Other Representations or Warranties.

Except for the representations and warranties set forth in this Article 3, neither the Company nor any other person acting on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any Group Company or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to THL or Parent in connection with the Transactions, notwithstanding the delivery or disclosure to THL or Parent of any documentation, forecasts or other information with respect to any of the foregoing. For the avoidance of doubt, and not by way of limitation of the foregoing, the Company does not make any representation or warranty, directly or indirectly, regarding any pro-forma financial information, financial projections or other forward-looking information or statements regarding the Company or any other Group Company.

Article 4
REPRESENTATIONS AND WARRANTIES OF THL AND PARENT

THL and Parent hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01.      Corporate Organization.

Each of THL and Parent is an exempted company duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by THL or Parent or otherwise be materially adverse to the ability of THL or Parent to perform their material obligations under this Agreement.

Section 4.02.      Authority Relative to This Agreement.

Each of THL and Parent has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by THL and Parent and the consummation by THL and Parent of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of THL or Parent are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by THL and Parent and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of THL and Parent, enforceable against each of THL and Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03.      No Conflict; Required Filings and Consents.

(a)            The execution and delivery of this Agreement by THL and Parent do not, and the performance of this Agreement by THL and Parent will not, (i) conflict with or violate the memorandum and articles of association of either THL or Parent, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to THL or Parent or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of THL or Parent pursuant to, any Contract or obligation to which THL or Parent is a party or by which THL or Parent or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by THL or

Parent or otherwise be materially adverse to the ability of THL and Parent to perform their material obligations under this Agreement.

(b)            The execution and delivery of this Agreement by THL and Parent do not, and the performance of this Agreement by THL and Parent and the consummation by THL and Parent of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i)  compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) compliance with the rules and regulations of the NYSE, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Companies Law, and (iv) the PRC Regulatory Filings.

Section 4.04.      Capitalization.

(a)            The authorized share capital of Parent consists solely of 850,000,000 ordinary shares, par value of US$0.001 each, of which 571,242,125 are class A ordinary shares and 278,757,875 are class B ordinary shares. As of the date of this Agreement, one (1) class A ordinary share of Parent is issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by THL. Parent was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to the Share Purchase Agreement, this Agreement and the Transactions.

Section 4.05.      Financing.

At the Closing, THL will have available sufficient funds to pay the Merger Consideration and all other amounts required to be paid under Section 2.02 or otherwise required to be paid by THL or Parent pursuant to this Agreement, in each case in accordance with and subject to the terms and conditions of this Agreement.

Section 4.06.      Brokers.

Except for Goldman Sachs (Asia) L.L.C., whose fees and expenses will be paid by THL, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of THL or Parent.

Section 4.07.      Schedule 13E-3.

None of the information supplied or to be supplied in writing by or on behalf of THL or Parent for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 4.08.      Absence of Litigation.

There is no Action pending against or, to the knowledge of THL, threatened against, THL, Parent or TML or any of their respective properties before (or, in the case of threatened Actions, would be before) any Governmental Authority which (a) seeks to enjoin, restrain or prevent the Transactions or (b) prevents, materially delays or materially impedes or, if decided adversely against THL, Parent or TML, would reasonably be expected to prevent, materially delay or materially impede, the consummation of the Transactions.

Section 4.09.      Investigation.

THL acknowledges that it is relying on its own independent investigation and analysis in entering into the Transactions. As of the date of this Agreement, THL has been afforded access to the books and records, facilities and personnel of the Company for purposes of conducting a due diligence investigation. THL acknowledges that (a) there are uncertainties inherent in attempting to make the estimates, projections and other predictions for the business of the Group Companies which have been made available to THL by the Company, (b) THL is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such estimates, projections and other predictions so furnished, and (c) the Company does not make any representations or warranties with respect to any such estimates, projections or other predictions; provided that nothing contained in this Section 4.09 shall be deemed to limit in any way the representations and warranties of the Company set forth in this Agreement.

Section 4.10.      No Other Representations or Warranties.

Except for the representations and warranties set forth in this Article 4, neither THL, Parent nor any other person on behalf of THL or Parent makes any express or implied representation or warranty with respect to THL or Parent or any of their Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any of the foregoing.

Article 5
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01.      Conduct of Business by the Company Pending the Merger.

From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 8, except as expressly contemplated by any other provision of this Agreement or as required by applicable Law, unless THL shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (i) procure that the businesses of the Group Companies shall only be conducted, and the Group Companies shall not take any action except, in a lawfully permitted manner in the ordinary course of business and in a manner consistent with past practice; and (ii) use reasonable best efforts to procure that the Group Companies shall preserve substantially intact their business organization, keep available the services of their current officers and employees, and preserve their current relationships with Governmental Authorities, customers, suppliers and other persons with which any Group Company has a material relation.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 8, except as expressly contemplated by any other provision of this Agreement, the Company shall procure that no Group Company shall, directly or indirectly, do any of the following without the prior written consent of THL (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)            amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)            issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company (other than in connection with the exercise of any Equity Awards in accordance with the Share Incentive Plans), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of any Group Company, (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company, except in the ordinary course of business and in a manner consistent with past practice, or (iii) any material Intellectual Property owned by or licensed to any Group Company;

(c)            declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries consistent with past practice);

(d)            reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its share capital;

(e)            effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries;

(f)             acquire (whether by purchase, merger, spin-off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise) any assets, securities or properties with a value in excess of US$5,000,000 in the aggregate;

(g)            make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof with a value in excess of US$5,000,000 in the aggregate;

(h)            incur, assume, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, or issue any debt securities or make any loans or advances;

(i)             create or grant any Lien, other than Permitted Encumbrances, on any assets of any Group Company;

(j)             authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5,000,000 or capital expenditures which are, in the aggregate, in excess of US$10,000,000 for the Group Companies taken as a whole;

(k)            except as required by Law, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any Employee of any Group Company (other than the hiring or termination of employees or consultants below the officer level with aggregate annual cash compensation of less than US$200,000), (ii) grant or provide any severance or termination payments or benefits to any Employee of any Group Company, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, or pay any bonus to, any Employee of any Group Company other than in the ordinary course of business and in a manner consistent with past practice, (iv) make any new equity awards to any Employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or amend the terms of any outstanding Equity Award, (vi) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Employee Plan or any Share Incentive Plan, (vii) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (viii) forgive any loans to any Employee of any Group Company;

(l)             issue or grant any Equity Award or awards of other types to any person under the Share Incentive Plans;

(m)             make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP;

(n)            enter into, amend, modify or consent to the termination of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) which calls for annual aggregate payments of US$2,500,000 or more, or amend, waive, modify or consent to the termination of any Group Company’s rights thereunder, except for renewal of a Material Contract in substantially the same form, with similar terms;

(o)            enter into any material Contract between a Group Company, on the one hand, and any of its Affiliates, officers, directors or employees (other than the Group Companies), on the other hand;

(p)            terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(q)            commence any Action or settle, release, waive or compromise any pending or threatened Action of or against any Group Company, in each case in an amount exceeding

$200,000 individually or US$5,000,000 in the aggregate, other than any settlement, release, waiver or compromise in accordance with the terms of the Contracts disclosed on Section 3.18(a)(viii) of the Disclosure Schedule;

(r)             permit any Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required to maintain and protect its interest in each and every item of Intellectual Property owned by any Group Company;

(s)            fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(t)             enter into, or propose to enter into, any transaction involving any material earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(u)            engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(v)            make or change any material Tax election, materially amend any Tax Return, enter into any closing agreement or seek any ruling from any Governmental Authority with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any controversy with respect to Taxes, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, or change any method of Tax accounting except as required by applicable Law;

(w)             undertake any action or fail to take any action that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(x)            carry out fundraising or accept contribution from any person for the purpose of carrying out the Company’s online lending and microcredit business; extend or facilitate or permit the incurrence of any new loan or advance under the online lending and microcredit program; or otherwise expand the Company’s online lending and microcredit business; or

(y)            enter into any agreement or otherwise make a commitment to do any of the foregoing.

Article 6
ADDITIONAL AGREEMENTS

Section 6.01.      Schedule 13E-3.

(a)            As soon as practicable following the date of this Agreement, the Company, THL and Parent shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, THL and Parent shall use its reasonable best efforts to ensure that the Schedule 13E-3 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, THL and Parent shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of the Company, THL and Parent shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Schedule 13E-3 and the resolution of comments from the SEC. The Company shall promptly, and in any event within twenty-four (24) hours, notify THL and Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3 and shall provide THL with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide THL and Parent a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith any comments reasonably proposed by THL and Parent. THL and Parent shall provide reasonable assistance and cooperation to the Company in the preparation, filing and mailing/distribution of the Schedule 13E-3 and the resolution of comments from the SEC.

(b)            Each of the Company, THL and Parent agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by the Company, THL or Parent, as applicable, expressly for inclusion or incorporation by reference in the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares, contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Each of the Company, THL and Parent further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to the Company, THL or Parent, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and THL, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c)            As soon as practicable after the SEC staff confirms that it has no further comments on the Schedule 13E-3 but in any event no later than five (5) Business Days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company to whom the Schedule 13E-3 will be mailed/distributed (the “Record Date”) and shall not change such Record Date unless required to do so by applicable Law; (ii) mail/distribute or cause to be mailed/distributed the Schedule 13E-3 to the holders of Shares, including Shares represented by ADSs, as of the Record Date; and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs to whom the Schedule 13E-3 will be mailed/distributed and (B) provide the Schedule 13E-3 to all such holders of ADSs.

Section 6.02.      Access to Information.

From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article 8 and subject to applicable Law, the Company shall (i) provide to THL (and THL’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to THL and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with THL and its Representatives in their investigation. No person shall be required to provide access to or disclose information to the extent such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). All information provided or made available pursuant to this Section 6.02 to THL or its Representatives shall be subject to the Confidentiality Agreement. No investigation pursuant to this Section 6.02 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.03.      No Solicitation of Transactions.

(a)            Until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 8, except pursuant to Section 6.03(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information with respect to any Group Company), or take any other action to knowingly facilitate, any inquiry, proposal or offer (including any proposal or offer to its shareholders) that constitutes or would reasonably be expected to result in any Competing Transaction, or (ii) engage in, continue or otherwise participate in any discussions or negotiations with, or provide any nonpublic information with respect to any Group Company to, any Third Party in furtherance of or in order to obtain any inquiry, proposal or offer that constitutes or would reasonably be expected to result in any Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate, or enter into any letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to, any proposal or offer that constitutes or would reasonably be expected to result in any Competing Transaction, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes, or (v) agree or authorize to do any of the foregoing. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any Third Parties conducted heretofore with respect to a Competing Transaction or any inquiry, proposal or offer that would reasonably be expected to result in a Competing Transaction and immediately revoke or withdraw access of any Third Party to any nonpublic information concerning any Group Company and request, and use its reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information.

(b)            The Company shall notify THL as promptly as practicable (and in any event within forty-eight (48) hours) after its receipt of any inquiry, proposal or offer, or any request for nonpublic information on any Group Company by any Third Party which indicates that it is considering making or has made a proposal or offer, that constitutes or would reasonably be expected to result in any Competing Transaction. Such notice shall specify in writing in reasonable detail (i) the material terms and conditions thereof, (ii) the identity of the Third Party making such inquiry, proposal, offer, request or contact, and (iii) whether the Company has any intention to provide confidential information to such person. The Company shall keep THL informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such inquiry, proposal, offer, request or contact and of any material changes in the status and terms of any such inquiry, proposal, offer, request or contact. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to THL.

(c)            Notwithstanding anything to the contrary in Section 6.03(a), following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction which was not obtained in violation of this Section 6.03, the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i)            contact the Third Party who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Special Committee has determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal;

(ii)            provide information in response to the request of the Third Party who has made such proposal or offer pursuant to an executed Acceptable Confidentiality Agreement between the Company and such person, provided that the Company shall concurrently make available to THL any non-public information concerning the Company and its Subsidiaries that is provided to any such person that was not previously made available to THL or its Representatives; and

(iii)            engage in or participate in any discussions or negotiations with the Third Party who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, and that failure to take such action would violate its fiduciary duties to the Company and its shareholders under applicable Law.

(d)            Except as set forth in Section 6.03(e), neither the Company Board nor any committee thereof (including the Special Committee) shall (i) change, withhold, withdraw, qualify or modify, or propose to change, withhold, withdraw, qualify or modify, in a manner adverse to THL or Parent, any recommendation or approval that the Company Board or the Special Committee has previously made or resolved with respect to the Transactions, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend to the shareholders of the Company, any Competing Transaction, (iii) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof, (iv) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, or (v) propose, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.03(c) (any of the foregoing, a “Change in the Company Recommendation”).

(e)            Notwithstanding the foregoing, prior to the consummation of the Merger, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and the Company Board (acting upon recommendation of the Special Committee) has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by THL pursuant to this Section 6.03(e) and that failure to make a Change in the Company Recommendation would violate its fiduciary duties to the Company and its shareholders under applicable Law, the Company Board (acting upon recommendation of the Special Committee) may effect a Change in the Company Recommendation with respect to such Superior Proposal; provided, that, (A) the Company has materially complied with the requirements of this Section 6.03 with respect to such proposal or offer; (B) the Company has (1) provided at least five (5) Business Days’ prior written notice to THL (a “Notice of Superior Proposal”) advising THL that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and providing any proposed agreements related thereto), identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation, (2) negotiated with and caused its Representatives to negotiate with

THL and its Representatives in good faith during such notice period (to the extent THL desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (3) permitted THL and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent THL desires to make such presentation); and (C) following the end of such five (5) Business Day notice period, the Company Board (acting upon recommendation of the Special Committee) has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel and taking into account any changes to this Agreement proposed by THL in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to make a Change in the Company Recommendation would violate its fiduciary duties to the Company and its shareholders under applicable Law; provided further, that any material modifications or changes to such Third Party proposal or offer shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.03(e), except that with respect to such new Superior Proposal, the notice periods in this Section 6.03(e) shall be deemed to be a three (3) Business Day period rather than a five (5) Business Day period. None of the Company, the Company Board or any committee thereof (including the Special Committee) shall enter into any Contract with any Third Party to limit or not to give prior notice to THL of its intention to effect a Change in the Company Recommendation.

(f)             Notwithstanding any other provision of this Agreement, prior to the Effective Time, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate this Agreement (other than in response to a Superior Proposal, which shall be governed by the other provisions hereof) (such a termination, the “Intervening Event Termination”) if and only if (i) a material development or change in circumstances has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, any member of the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement (an “Intervening Event”); provided, that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a proposal or offer regarding a Competing Transaction or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any Third Party relating to or in connection with a Competing Transaction (which, for the purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof), or (y) any change in the price, or change in trading volume, of the Shares or the ADSs (provided, however, that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Company Board has first reasonably determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would reasonably be expected to violate its fiduciary duties to the Company and its shareholders under applicable Law, (iii) five (5) Business Days have elapsed since the Company has given written notice of such Intervening Event Termination to THL advising that it intends to take such action and specifying in reasonable detail the reasons therefor and including a reasonably detailed written description of the Intervening Event, (iv) during such five (5) Business Day period, the Company has considered and, if requested by THL, engaged in good faith discussions with THL regarding, any adjustment or modification to the terms of this Agreement proposed by THL, and (v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) Business Day period, again reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by THL, that failure to do so would reasonably be expected to violate its fiduciary duties to the Company and its shareholders under applicable Law.

Section 6.04.      Directors’ and Officers’ Indemnification and Insurance.

(a)            The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b)            The Surviving Company shall maintain in effect for six (6) years from the Effective Time, if available, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.04(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.04, the Company may and, at THL’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and THL shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of THL or Surviving Company under this Section 6.04(b) shall terminate.

(c)            Subject to the terms and conditions of this Section 6.04, from and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action (“Damages”), arising out of, relating to or in connection with (i) the fact that such person is or was a director or officer of the Company or such Subsidiary or (ii) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Companies Law or any other applicable Law, including the approval of this Agreement, the Transactions or arising out of or pertaining to the Transactions, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law.

(d)            A person seeking indemnification in accordance with Section 6.04(c) or applicable agreement or document providing for such indemnification shall use reasonable best efforts to promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. Unless (x) otherwise provided in any applicable agreement or document providing for indemnification to the contrary or (y) joint representation is inappropriate due to a conflict of interest between the person seeking indemnification and the Surviving Company (or its applicable Subsidiary) or any other person represented by the counsel that is proposed by the Surviving Company or such Subsidiary to conduct the defense of the person seeking indemnification, (i) the Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any Action and, at its option, assume the defense of such Action in respect of which indemnification is sought under the applicable agreement or document; (ii) the person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Action, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Action; and (iii) in the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Action pursuant to this Section 6.04(d) and acknowledges in writing that it will indemnify the person seeking indemnification with respect to the applicable matter, neither the Surviving Company nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Action.

(e)            In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at THL’s option, THL, shall assume the obligations set forth in this Section 6.04.

(f)             The provisions of this Section 6.04 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.04.

(g)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.04 is not prior to or in substitution for any such claims under any such policies.

Section 6.05.      Notification of Certain Matters.

Each of the Company and THL shall promptly notify the other in writing of:

(a)            any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)            any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)            any Actions commenced or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to the knowledge of THL, threatened against THL and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such person pursuant to any of such person’s representations and warranties contained herein, or that relate to such person’s ability to consummate the Transactions; and

(d)            a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such person having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.06.      Efforts; Consents and Approvals.

(a)            Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions as promptly as practicable; (ii) obtain (or cause their Affiliates to obtain) from relevant Governmental Authorities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by THL or the Company or any of their respective Subsidiaries, or to avoid any Action by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions; and (iii) as promptly as reasonably practicable after the date hereof, make (or cause their Affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided that the parties hereto shall cooperate with each other in determining whether any action by or in respect of (or filing with) any Governmental Authority is required in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and THL will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b)            The parties hereto shall use (and cause their respective Affiliates to use) their reasonable best efforts to obtain any third-party consents necessary or required to consummate the Transactions.

(c)            Without limiting the generality of anything contained in this Section 6.06, each party hereto will, and will cause their Affiliates to: (i) give the other parties hereto prompt notice of the making or commencement of any Action by or before any Governmental Authority with respect to the Transactions; (ii) keep the other parties hereto informed as to the status of any such Action; and (iii) promptly inform the other parties hereto of any communication to or from any Governmental Authority regarding the Transactions. Each party hereto shall consult and cooperate (and will cause its Affiliates to consult and cooperate) with the other parties hereto and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Authority or by any Law, in connection with any such Action, each party hereto shall permit (and will cause its Affiliates to permit) authorized Representatives of the other parties to be present at each meeting or conference relating to such Action and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such Action.

(d)            To the extent it is determined by the parties hereto in good faith that any filings or submissions are required to be made with respect to the Transactions under any applicable competition or investment Laws to any competent Governmental Authority, each of THL, Parent and the Company will (and will cause its Affiliates to) (i) make, and cooperate and coordinate with each other in the making of, such filings or submissions as promptly as practicable with or to each such competent Governmental Authority; (ii) supply each other or each other’s outside counsel with any information that may be required or requested by any such Governmental Authority in connection with such filings or submissions; (iii) supply any additional information that may be required or requested by such Governmental Authority in which any such filings or submissions are made under any such applicable competition or investment Laws as promptly as practicable; and (iv) use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain relevant required clearances, consents or approvals under any such applicable competition or investment Laws as soon as reasonably practicable.

(e)            Notwithstanding the foregoing, nothing contained in this Agreement shall require, or be construed to require, THL or any of its Affiliates to (and, without the prior written consent of THL, neither the Company nor any of its Subsidiaries shall) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of THL’s or any of its Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or THL’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (any of the actions referred to in this Section 6.06(e), a “Non-Required Remedy”).

(f)             The Company hereby agrees that it shall (i) update the Company’s register of members and register of directors at the closing of the Share Purchase Agreement in accordance with the terms thereof, and (ii) update the Company’s register of members at the closing of the Contribution Agreement in accordance with the terms thereof. For the avoidance of doubt, the Contribution Shares shall remain as Class B Shares when they are transferred to Parent under the Contribution Agreement.

Section 6.07.      Obligations of Parent.

THL shall take all action necessary to cause Parent to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.08.      Participation in Litigation.

Prior to the Effective Time, the Company shall (a) give prompt notice to THL of any Actions commenced or, to the knowledge of the Company, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) give THL the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised, and the Company shall not take any action to adversely affect or prejudice any such Action, without THL’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 6.09.      Corporate Structure Matters.

As soon as practicable after the signing of this Agreement, the Company shall, and shall cause WFOE, VIE Entity, the nominee shareholders of VIE Entity (other than the nominee shareholder that is an Affiliate of THL) and the board members and legal representatives of WFOE and VIE Entity to, enter into and obtain (as applicable) all applicable documents set out in Section 6.09 of the Disclosure Schedule in the form and substance to the reasonable satisfaction of THL. Except as contemplated by Section 6.09 of the Disclosure Schedule, all Taxes, costs or expenses arising out of or in connection with the foregoing shall be borne by the party incurring such Taxes, costs or expenses, in accordance with applicable Law.

Section 6.10.      Resignations.

(a)            To the extent requested by THL in writing at least three (3) Business Days prior to the Closing, the Company shall use reasonable best efforts to cause to be delivered to THL at the Closing duly signed resignations, effective as of the Effective Time, of the directors of the Company designated by THL.

(b)            The Company shall cause to be delivered to THL at or prior to the Closing, in connection with the resignation of each of the directors and legal representatives of the Group Companies set forth in Section 6.10(b) of the Disclosure Schedule, the documents set forth in Section 6.10(b) of the Disclosure Schedule in the form and substance to the reasonable satisfaction of THL.

Section 6.11.      Public Announcements.

The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and THL. Thereafter, THL and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NYSE, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other party. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to any release or announcement by the Company or its Affiliates made or proposed to be made in connection with and related to a Change in the Company Recommendation in compliance with this Agreement.

Section 6.12.      Stock Exchange Delisting.

The Company shall cooperate with THL and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Shares and ADSs from the NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13.      Takeover Statutes.

The parties hereto shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.14.      Employee Matters.

For a period of twelve (12) months following the Effective Time, THL shall cause the Surviving Company or its Subsidiaries to provide the employees of the Company or its Subsidiaries as of immediately following the Effective Time (to the extent they remain employed with the Surviving Company or its Subsidiaries) with compensation and benefits that are in the aggregate substantially comparable to the compensation and benefits that were provided to such employees immediately prior to the Effective Time, provided that the performance of such employees is comparable to that of the same period of the previous year. Nothing in this Section 6.14 shall create any third-party beneficiary or other rights or remedies in any current or former employee or service provider of the Company or its Affiliates or any other person, or any beneficiaries or dependents thereof.

Article 7
CONDITIONS TO THE MERGER

Section 7.01.      Conditions to the Obligations of Each Party.

The respective obligations of the Company, THL and Parent to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions:

(a)            No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, award, injunction, decree or executive order (an “Order”) which is then in effect or is pending, proposed or threatened and has or would have the effect of making the Transactions illegal or otherwise prohibiting the consummation of the Transactions.

(b)            Schedule 13E-3. At least twenty (20) days (or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable Laws) shall have elapsed following the date on which the Schedule 13E-3 is first mailed by the Company to its shareholders after the SEC staff confirms that it has no further comments on the Schedule 13E-3.

(c)            Closing under Share Purchase Agreement. The transactions under the Share Purchase Agreement shall have been consummated in accordance with the terms thereof.

Section 7.02.      Conditions to the Obligations of THL and Parent.

The obligations of THL and Parent to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions:

(a)            Representations and Warranties. (i) each of the representations and warranties set forth in Section 3.03 shall be true and correct in all respects (other than de minimis inaccuracies), (ii) each of the Fundamental Warranties (other than Section 3.03) shall be true and correct in all respects and (iii) each of the other representations and warranties of the Company contained in this Agreement (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in such representations and warranties) shall be true and correct in all respects, in each case of the foregoing clauses (i), (ii) and (iii), as of the date hereof and as of the Effective Time as though made on and as of such date (except for any such representations and warranties that are made only as of a specific date, which shall be true and correct only as of such date), except with respect to clause (iii) to the extent any failures to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect.

(b)            Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)            Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)            Officer Certificate. The Company shall have delivered to THL a certificate, dated the Closing Date, signed by a duly authorized executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e)            PRC Regulatory Filings. All PRC Regulatory Filings shall have been duly made or obtained, or the statutory clearance or non-objection period in respect thereof has expired and no objection has been raised with respect to the Transactions, in each case in accordance with applicable PRC Laws, and no Non-Required Remedy has been imposed with respect to any PRC Regulatory Filing.

(f)             Documents relating to VIE Entity. The Company shall have delivered to THL the documents duly signed and obtain (as applicable) by the applicable parties as required by Section 6.09.

(g)            Documents relating to Resignations. The Company shall have delivered to THL the documents duly signed and obtain (as applicable) by the applicable parties as required by Section 6.10.

Section 7.03.      Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions:

(a)            Representations and Warranties. The representations and warranties of THL and Parent contained in this Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and as of the Effective Time as though made on and as of such date (except for any such representations and warranties that are made only as of a specific date, which shall be true and correct only as of such date), except where the failure of such representations and warranties of THL and Parent to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of THL and Parent to consummate the Transactions.

(b)            Agreements and Covenants. THL and Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)            Officer Certificate. THL shall have delivered to the Company a certificate, dated the Closing Date, signed by a director of THL, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04.      Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, THL or Parent may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article 8
TERMINATION

Section 8.01.      Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of THL and the Company with the approval of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee).

Section 8.02.      Termination by Either the Company or THL.

This Agreement may be terminated by either the Company (acting upon the recommendation of the Special Committee) or THL at any time prior to the Effective Time, if:

(a)            the Merger has not been consummated by 11:59 pm, New York time on March 29, 2021 (the “Termination Date”); or

(b)            any Governmental Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Transactions;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a primary cause of, or primarily resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03.      Termination by the Company.

This Agreement may be terminated by the Company (acting upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of THL or Parent set forth in this Agreement has occurred, which breach would give rise to the failure of a condition set forth in Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and such breach is not curable or, if curable, is not cured within thirty (30) days following receipt of written notice from the Company (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants of the

Company hereunder, which breach would give rise to the failure of any condition set forth in Section 7.02;

(b)            (i) the Company Board (acting upon the recommendation of the Special Committee) has effected a Change in the Company Recommendation in light of a Superior Proposal in accordance with Section 6.03 and (ii) the Company, concurrently with or promptly after the termination of this Agreement, enters into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) unless the Company has (A) paid in full the Company Termination Fee in accordance with Section 8.06(a) prior to or concurrently with such termination pursuant to this Section 8.03(b), and (B) complied with the requirements of Section 6.03 with respect to such Superior Proposal and Alternative Acquisition Agreement; or

(c)            the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee has approved an Intervening Event Termination; or

(d)            (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to THL an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions therein) and that it is ready, willing and able to consummate the Closing and (iii) THL and Parent fail to complete the Closing within five (5) Business Days following the later of (x) the date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to THL.

Section 8.04.      Termination by THL.

This Agreement may be terminated by THL at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement has occurred, which breach would give rise to the failure of a condition set forth in Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and such breach is not curable or, if curable, is not cured within thirty (30) days following receipt of written notice from THL (or, if earlier, the Termination Date); provided, however, that, THL shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either THL or Parent is then in material breach of any representations, warranties or covenants hereunder, which breach would give rise to the failure of any condition set forth in Section 7.03; or

(b)            the Company Board or any committee thereof (including the Special Committee) has effected a Change in the Company Recommendation.

Section 8.05.      Effect of Termination.

In the event of the termination of this Agreement pursuant to Article 8, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which termination is made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.11, Article 8 and Article 9 shall survive any termination of this Agreement, and no such termination shall relieve a party of liability for its fraud or willful breach of this Agreement.

Section 8.06.      Termination Fee.

(a)            The Company will pay, or cause to be paid, to one or more designees of THL an amount equal to US$30,000,000 (the “Company Termination Fee”) (i) if this Agreement is terminated by THL pursuant to Section 8.04, (ii) if this Agreement is terminated by the Company pursuant to Section 8.03(b) or Section 8.03(c), or (iii) if (A) this Agreement is terminated by either the Company or THL pursuant to Section 8.02(a) (except in the case that the THL Termination Fee is payable pursuant to Section 8.06(b)(ii)), (B) after the date hereof and prior to the termination of this Agreement, a Competing Transaction has been made known to the Company, or has been publicly announced or disclosed and not withdrawn, and (C) within twelve (12) months of such termination the Company or any of its Subsidiaries consummates or enters into any definitive agreement in connection with a Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”). The Company Termination Fee shall be paid by wire transfer of same day funds, in the case of termination pursuant to clause (i) above, as promptly as possible (but in any event within ten (10) Business Days) following such termination, in the case of termination pursuant to clause (ii) above, at or prior to the time of such termination, and in the case of termination pursuant to clause (iii) above, concurrently with the earlier of the entry by the Company or its Subsidiary into such definitive agreements in connection with the Competing Transaction or consummation of the Competing Transaction; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)            THL will pay, or cause to be paid, to the Company an amount equal to US$60,000,000 (the “THL Termination Fee”) (i) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or 8.03(d) or (ii) if (x) this Agreement is terminated by the Company or THL pursuant to Section 8.02(a) or Section 8.02(b) (to the extent the relevant Order is imposed by applicable PRC Governmental Authority primarily relating to any PRC Regulatory Filing), (y) the condition set forth in Section 7.01(a) (to the extent the relevant Order is imposed by applicable PRC Governmental Authority primarily relating to any PRC Regulatory Filing) and/or the condition set forth in Section 7.02(e) has not been satisfied and has not been waived as of the date of such termination, but all other conditions set forth in Section 7.01 and Section 7.02 otherwise have been satisfied (other than those conditions that by their nature are to be satisfied at Closing, but which conditions would have been satisfied if the Closing Date were the date of such termination) or waived, and (z) the Company has complied with its covenants in Section 6.06 with respect to relevant PRC Regulatory Filings in all material respects, such payment to be made as promptly as possible (but in any event within ten (10) Business Days) following such termination by wire transfer of same day funds; it being understood that in no event shall THL be required to pay the THL Termination Fee on more than one occasion.

(c)            In the event that the Company fails to pay the Company Termination Fee, or THL fails to pay the THL Termination Fee, when due and in accordance with the requirements of this

Agreement, the Company or THL, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or THL Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or THL Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 1.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)            Each of the Company, THL and Parent acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or THL Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate THL or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e)            Notwithstanding any other provision of this Agreement but subject to Section 9.08, in the event that THL or Parent fails to effect the Merger for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the THL Termination Fee pursuant to Section 8.06(b) and the expenses pursuant to Section 8.06(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise, except any available equitable remedies in accordance with Section 9.08) of any Group Company and all members of the Company Group (as defined below) against (i) THL and Parent, (ii) the former, current and future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, successors or assignees of THL or Parent, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to THL or Parent or (iv) any former, current or future direct or indirect holders of any equity, stock, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, successors or assignees of any of the foregoing (clauses (i) through (iv), collectively, the “THL Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, without limitation to the Company’s remedies pursuant to Section 9.08, (A) neither THL nor any other member of the THL Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the THL Termination Fee pursuant to Section 8.06(b) and the expenses pursuant to Section 8.06(c), and (B) in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the THL Group in connection with this Agreement or any of the Transactions other than (without duplication) from THL or Parent to the extent provided in Section 8.06(b) and Section 8.06(c).

(f)             Notwithstanding any other provision of this Agreement but subject to Section 9.08, in the event that Company fails to effect the Merger for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then THL’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and the expenses pursuant to Section 8.06(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise, except any available equitable remedies in accordance with Section 9.08) of THL and Parent against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, without limitation to THL’s and Parent’s remedies pursuant to Section 9.08, (A) none of the Group Companies shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and the expenses pursuant to Section 8.06(c), and (B) in no event shall any member of the THL Group seek, or permit to be sought, on behalf of any member of the THL Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from any of the Group Companies to the extent provided in Section 8.06(a) and Section 8.06(c).

Article 9
GENERAL PROVISIONS

Section 9.01.      Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article 8, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or termination of this Agreement.

Section 9.02.      Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt (or, in the case of electronic mail, when no error message is generated) when transmitted by electronic mail or by express courier, postage prepaid, or on the next Business Day if transmitted by international overnight courier, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to THL or Parent:

c/o Tencent Holdings Limited
29/F, Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong
E-mail: legalnotice@tencent.com
Attention: Compliance and Transactions Department

with a copy to:

Tencent Binhai Towers, No.33 Haitian 2nd Road

Nanshan District,

Shenzhen 518054

China

Attention: Mergers and Acquisitions Department

Email: PD_Support@tencent.com

and

Davis Polk & Wardwell LLP
The Hong Kong Club Building
3A Chater Road, Hong Kong
Attention: Miranda So
Email: miranda.so@davispolk.com

if to the Company:

Special Committee of the Board of Directors of Sogou Inc.

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

Attention:  Mr. Bin Gao

    Ms. Janice Lee

    Ms. Jinmei He

Email:          bin.gao@invealth.com

                    Janice.HY.Lee@pccw.com

                    jinmei_he@yahoo.com

with a copy to:

Goulston & Storrs PC
400 Atlantic Avenue
Boston, Massachusetts

02110 USA
Attention: Timothy Bancroft
Email: tbancroft@goulstonstorrs.com

Section 9.03.      Certain Definitions.

(a)            The following terms, as used herein, have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (a) constituting or that would reasonably be expected to lead to any Competing Transaction or (b) requiring the Company to abandon, terminate or fail to consummate the Merger and the other Transactions.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Business Day” means any day other than a Saturday, Sunday or another day on which the banks in New York City, the Cayman Islands, Hong Kong or the PRC are authorized by Law or executive order to be closed.

“Company Employee Plan” means any material written plan, program, policy, Contract or other arrangement providing for compensation, retention, incentive, change-in-control,

severance, termination pay, deferred compensation, performance awards, share or share-related awards, retirement, insurance coverage, severance, vacation, fringe benefits or other employee benefits or remuneration of any kind, that is maintained, contributed to or required to be contributed to by the Company or any Affiliate for the material benefit of any current or former employee, director, officer or independent contractor of any Group Company, or with respect to which the Company or any Affiliate has or may have any material liability or obligation, whether contingent or otherwise.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by, licensed, pursuant to valid and enforceable license agreements or used by any of the Group Companies.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue or operating income of the Company are attributable; (ii) any sale, exchange, transfer or other disposition of assets or businesses that constitute or represent 20% or more of the total revenue, operating income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of Equity Securities or voting power of the Company, or securities convertible into or exchangeable for 20% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of Equity Securities or voting power of the Company; or (v) any combination of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement between the Company and Tencent Holdings Limited, dated as of August 17, 2020.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Control Documents” means (1) Loan Agreement (借款协议), dated December 2, 2013, between WFOE and Xiaochuan Wang; (2) Exclusive Equity Interest Purchase Rights Agreement (独家购买权协议), dated December 2, 2013, among WFOE, VIE Entity and the shareholders of VIE Entity; (3) Share Pledge Agreement (股权质押协议), dated December 2, 2013, among WFOE, VIE Entity and the shareholders of VIE Entity; (4) Power of Attorney (授权委托书), dated December 2, 2013, by the shareholders of VIE Entity in favor of WFOE; (5) Business Operation Agreement (业务经营协议), dated December 2, 2013, among WFOE, VIE Entity and the shareholders of VIE Entity; and (6) Exclusive Technology Consulting and Service

Agreement (独家技术咨询和服务协议), dated September 26, 2010 between WFOE and VIE Entity.

“Controlled Entities” means the VIE Entity and its Subsidiaries.

“Disclosure Schedule” means the disclosure schedule delivered by the Company to THL and Parent on the date hereof.

“Environmental Law” means any applicable PRC national, provincial or local Law, U.S. federal, state or local Law or applicable Law of any other jurisdiction, relating to (a) pollution, (b) the protection of human health, safety (including workplace health and safety) or the environment, including the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Award” means (a) each option to purchase Class A Shares outstanding under the Share Incentive Plans, and (b) each restricted share award with respect to Class A Shares outstanding under the Share Incentive Plans (such Class A Shares under restricted share awards, the “Restricted Shares”), including Class A Shares held by the British Virgin Islands trusts set forth in Section 3.03(a)(i) of the Disclosure Schedule.

“Equity Investee” means an entity, other than a Subsidiary of the Company, in which a Group Company owns or otherwise holds any equity interest.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) Shares held by the Selling Shareholder; (ii) Shares held by THL, Parent, the Company or any of their Subsidiaries; (iii) the Restricted Shares; and (iv) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Share Incentive Plans.

“Exercise Price” means, with respect to any Equity Award, the applicable exercise price, if any, per Class A Share underlying such Equity Award.

“Fundamental Warranties” means the representations and warranties set forth in Sections 3.01 (Organization, Good Standing and Qualification), 3.03 (Capitalization), 3.04(a) and (b) (Authority Relative to This Agreement), 3.05(a) (No Conflict) and 3.23 (Brokers).

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting in an official capacity for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances (a) that are listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (b) whose presence, handling, or management requires registration, authorization, investigation or remediation under Environmental Laws or (c) that are any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

“Indebtedness” means, with respect to any person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and whether or not contingent, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Insolvent” means, with respect to any person (a) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (b) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (c) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (d) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means any and all rights anywhere in the world in or to: (a) patents and patent applications (including all provisionals, reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof), certificates of invention, substitutions relating to any such patents and patent applications, (b) utility models, inventions and discoveries (whether or not patentable, reduced to practice or made the subject of one or more patents or pending patent applications) and all improvements thereto, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other rights to inventions or designs; (c) Trademarks; (d) works of authorship (including Software) and copyrights (including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression), design rights and database rights therein and thereto, whether or not registered; (e) proprietary information, whether or not confidential, including trade secrets, know-how (including manufacturing and production processes and techniques and research and development information) and business information (including pricing and cost information, business and marketing plans and customer and supplier lists); (f) rights of privacy and publicity; (g) databases and data collections; and (h) any and all other intellectual property or proprietary rights.

“knowledge” means the actual knowledge, following reasonable inquiry, of (a) with respect to the Company, the Chief Executive Officer, the Chief Financial Officer, the Chief Technology Officer, the Chief Marketing Officer or the General Counsel of the Company and (b) with respect to THL or Parent, any director or executive officer thereof.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“made available” to THL or Parent means, with reference to any document or item, that such document or item has been provided in writing (including via electronic mail) to THL or Parent by the Company or its Representatives, posted by the Company or its Representatives in an electronic data room established by the Company, or filed with or furnished to the SEC by the Company or is otherwise publicly available under the Company’s name in the SEC’s EDGAR system at least two (2) Business Days prior to the date of this Agreement.

“Material Adverse Effect” means any event, circumstance, change, development, condition or effect (each, an “Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of the Group Companies taken as a whole or (b) prevent or materially delay the consummation of the Transactions; provided, however, solely for the purpose of the foregoing clause (a), that no Effect resulting from any of the following shall be deemed, alone or in combination, to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in general economic conditions or changes in securities markets in general, (ii) the public announcement of the Transactions, including the initiation of litigation or other legal proceeding by any person with respect to this Agreement or the Transactions or any losses of employees resulting from the public announcement of the Transactions, (iii) changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws or the interpretation or enforcement thereof that are applicable to any of the

Group Companies; (iv) changes that are the result of factors generally affecting the industries in which the Group Companies operate; (v) changes affecting the financial, credit or securities markets in which the Group Companies operate, including changes in interest rates or foreign exchange rates; (vi) the Company’s failure to meet any estimates, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operation or a change in the Company’s credit ratings (it being understood that this clause (vi) shall not include the Effects giving rise or contributing to such failure to meet any estimates, forecasts or expectations or change in credit ratings); (vii) natural disasters, acts of sabotage or terrorism or armed hostilities, or war (whether or not declared), in each case occurring after the date hereof; (viii) changes in the market price or trading volume of the ADSs (it being understood that this clause (viii) shall not include the Effects giving rise or contributing to such changes in the market price or trading volume of the ADSs); or (ix) actions taken (or omitted to be taken) by the Company or any of its Subsidiaries that are required by, or are otherwise requested by, THL or Parent in writing; provided that if any Effect described in clauses (i), (iii), (iv), (v) and (vii), individually or in the aggregate, has had a disproportionate adverse impact on the Group Companies relative to other comparable industry participants, then the impact of such Effect shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Permitted Encumbrances” means (a) Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Effective Time, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) Liens in respect of property or assets imposed by applicable Law arising in the ordinary course of business, such as mechanics’ liens and similar liens for labor, materials or supplies incurred in the ordinary course of business, as to which there is no default on the part of the Group Companies, (c) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (f) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, and (g) Liens created by non-exclusive licenses of Intellectual Properties in the ordinary course of business.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means: any and all information or data (a) relating to an identified or identifiable natural person, (b) that enables a person to contact, identify or track such individual or (c) any other information or data defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Law. For the avoidance of doubt, Personal Data includes (i) personal identifiers such as a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, (ii) financial information, including credit or debit card numbers, account numbers, consumer report information, and insurance policy numbers, (iii) biometric identifiers such as fingerprint, retina or iris image, voice print or other unique physical representations, (iv) individual medical or health information and (v) geolocation information.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Privacy Policy” means any and all current and, to the extent applicable, prior public or internal policies, notices, statements, procedures or representations of any Group Company relating to privacy, data security or any Processing of Personal Data by or on behalf of any Group Company.

“Privacy Requirement” means any and all applicable (a) Privacy Policies (b) Contracts involving the Processing of Personal Data, (c) Laws governing privacy, data protection, or data security with respect to the Processing of Personal Data, (d) industry self-regulatory principles applicable to the protection or Processing of Personal Data, and (e) guidance issued by any Governmental Authority that pertains to any of the foregoing.

“Processing” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, processing, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

“Prohibited Person” means any person that is (a) a national or resident of any U.S. embargoed or restricted country, (b) included on, or affiliated with any person on, the United States Commerce Department’s Denied Parties List, Entities and Unverified Lists; the U.S. Department of Treasury’s Specially Designated Nationals, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; UN Sanctions, or (c) a person with whom business transactions, including exports and re-exports, are restricted by a U.S. Governmental Authority, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law.

“SAFE Circular 7” means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed

Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014.

“SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“SAFE Rules and Regulations” means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE.

“SEC” means the Securities and Exchange Commission.

“Share Incentive Plans” means the Share Incentive Plan adopted by the Company in October 2010 and the Share Incentive Plan adopted by the Company in October 2017, and all amendments and modifications thereto.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) documentation and other works of authorship, including user manuals and training materials, embodying any of the foregoing.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interest is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, including interests held through a variable-interest-entity structure or other similar contractual arrangement, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Superior Proposal” means an unsolicited, written, bona fide offer or proposal with respect to a Competing Transaction that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith (a) is reasonably likely to be consummated in accordance with its terms and (b) would, if consummated, result in a transaction that is more favorable from a financial point of view to the shareholders of the Company than the Transactions, in each case, after (x) consultation with its financial advisor and outside legal counsel and (y) taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the transactions contemplated hereby and after taking into account any changes to the terms of this Agreement offered in writing by THL in response to such Superior Proposal; provided, that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Competing Transaction shall be deemed to be references to “50%”; provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if (i) such offer is subject to the conduct of any due diligence review or investigation of the Company or any of its Subsidiaries by the party making the offer, (ii) any financing required to consummate the transaction contemplated by such offer is not then fully committed and non-contingent, or (iii) the consummation of the transaction contemplated by such offer is conditional upon receipt of financing.

“Systems” means all information technology networks, systems, devices and other equipment owned or otherwise within the possession or control of the Group Companies.

“Tax Return” means any return, declaration, statement, report, estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules or amendments thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding any Group Company that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability (excluding any ordinary course agreement the principal purposes of which does not relate to Taxes).

“Tax” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, gains, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than THL or its Affiliates or any of their respective directors, officers, employees or representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Equity Award” means any Equity Award that is not a Vested Equity Award.

“Vested Equity Award” means any Equity Award that has become vested or is expected to vest on or prior to the Effective Time in accordance with the terms of the Share Incentive Plans and such Equity Award.

“VIE Entity” means Beijing Sogou Information Service Co., Ltd.

“WFOE” means Beijing Sogou Technology Development Co., Ltd.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Defined Term	Location of Definition
2019 Annual Report	Section 3.07(c)
Action	Section 3.10
ADS	Section 2.01(b)
Agreement	Preamble
Applicable Date	Section 3.07(a)
Arbitrator	Section 9.10(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.03(d)
Companies Law	Recitals
Class A Share	Recitals
Class B Share	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(e)
Company Owned Software	Section 3.14(i)
Company Permits	Section 3.06(a)
Company Representatives	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Contribution Agreement	Recitals
Contribution Shares	Recitals
Damages	Section 6.04(c)
Deposit Agreement	Section 2.05
Depositary	Section 2.05
Effective Time	Section 1.03

Employee	Section 3.12(a)
Environmental Permits	Section 3.19
Evaluation Date	Section 3.07(f)
Exchange Act	Section 1.03
Exchange Fund	Section 2.03(a)
Financial Advisor	Section 3.04(c)
GAAP	Section 3.01(c)
Governmental Authority	Section 3.05(b)
HKIAC	Section 9.10(b)
Indemnified Parties	Section 6.04(b)
Intervening Event	Section 6.03(f)
Intervening Event Termination	Section 6.03(f)
Law	Section 3.05(a)
Material Contracts	Section 3.18(a)
Maximum Annual Premium	Section 6.04(b)
Merger	Recitals
Merger Consideration	Section 2.03(a)
Non-Required Remedy	Section 6.06(e)
Notice of Superior Proposal	Section 6.03(e)
NYSE	Section 3.04(b)
Order	Section 7.01(a)
Parent	Preamble
Paying Agent	Section 2.03(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Plan of Merger	Section 1.03
PRC Regulatory Filings	Section 3.05(b)
RCA	Section 2.02(c)
Record Date	Section 6.01(c)
Representatives	Section 6.02
SAFE	Section 3.06(a)
Schedule 13E-3	Section 6.01(a)
Securities Act	Section 3.07(a)
Selling Shareholder	Recitals
Share Certificates	Section 2.03(b)
Share Purchase	Recitals
Share Purchase Agreement	Recitals
Shares	Recitals
Special Committee	Recitals
Statutory Company Employee Plan	Section 3.11(a)
Surviving Company	Section 1.01
Takeover Statute	Section 3.22
Termination Date	Section 8.02(a)
THL	Preamble
THL Group	Section 8.06(e)
THL Termination Fee	Section 8.06(b)

TML	Preamble
Transactions	Recitals
Uncertificated Shares	Section 2.03(b)

Section 9.04.      Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein, except, in the case of agreements or instruments listed in the Disclosure Schedule, only to the extent the applicable amendment, modification or supplement is also appropriately listed therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbols “$” and “US$” refer to United States Dollars. References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.05.      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.06.      Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that THL and Parent may assign all or any of their rights and obligations hereunder to any Affiliate of THL, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07.      Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.04, Section 8.06(e) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Equity Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08.      Specific Performance.

(a)            The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or THL or Parent, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, THL or Parent, on the one hand, or the Company, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)            Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, the parties hereto hereby agree that the parties hereto may pursue both a grant of specific performance obligating the other party to consummate the Merger as permitted by this Section 9.08 and the payment of the amounts set forth in Section 8.06, provided that (A) neither THL and Parent, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Merger and payment of such amounts, and (B) upon termination of this Agreement and the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is

THL or Parent, any other member of the THL Group or, if such party is the Company, any other member of the Company Group.

Section 9.09.      Guarantee.

TML hereby unconditionally and irrevocably guarantees to the Company the due and punctual performance and payment of all obligations and liabilities of THL and Parent under this Agreement without offset or deduction. The guarantee by TML hereunder is a guarantee of payment, performance and compliance when due, and is not conditional or contingent upon any event, contingency or circumstance except as may be set forth in this Agreement. TML represents and warrants that it has on the date hereof and will have at all times from the date hereof through the Effective Time the financial capacity to pay and perform its obligations hereunder, including assets with a value sufficient to pay all amounts payable by THL and Parent hereunder. This Section 9.09 shall terminate immediately after the Closing or payment of the THL Termination Fee (if any).

Section 9.10.      Governing Law; Dispute Resolution.

(a)            This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof or of any other jurisdiction that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Parent and the Company in the Surviving Company, the cancellation of the Shares (including Shares represented by ADSs), the fiduciary or other duties of the Company Board and the directors of Parent, the general rights of the respective shareholders of the Company and Parent and the internal corporate affairs of the Company and Parent.

(b)            Subject to Section 9.08, Section 9.10(a) and the last sentence of this Section 9.10(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 9.10. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            Notwithstanding the foregoing, the parties hereto hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 9.10, any party may, to the extent permitted under the HKIAC Administered Arbitration Rules, seek an interim injunction or other form of relief from the HKIAC as provided for in the HKIAC Administered Arbitration Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 9.11.      Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.11.

Section 9.12.      Amendment.

This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to THL and Parent, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee). This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.13.      Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to THL and Parent, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.14.      Counterparts.

This Agreement may be executed and delivered (including by e-mail of PDF, DocuSign or scanned versions or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.15.      Expenses.

Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THL A21 LIMITED

By	/s/ Huateng Ma
Name:	Huateng Ma
Title:	Director

TitanSupernova Limited

By	/s/ Hongda Xiao
Name:	Hongda Xiao
Title:	Director

SOGOU INC.

By	/s/ Bin Gao
Name:	Bin Gao
Title:	Chairman of the Special Committee

TENCENT MOBILITY LIMITED

By	/s/ Huateng Ma
Name:	Huateng Ma
Title:	Director

[Signature Page to Agreement and Plan of Merger]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on _____________________ 2020

BETWEEN

(1)	TitanSupernova Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (“Parent”); and

(2)	Sogou Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands (the “Company” or the “Surviving Company” and together with Parent, the “Constituent Companies”).

WHEREAS

(a)	Parent is the registered holder of a total of 130,917,250 Class A Shares and 151,557,875 Class B Shares (each as defined herein) and which, in the aggregate, represent [at least 90%] of the total votes exercisable at a general meeting of the Company.

(b)	Parent and the Company have agreed to merge (the “Merger”) upon the terms and subject to the conditions set forth in this Plan of Merger and in the Agreement and Plan of Merger dated September 29, 2020 made among THL A21 Limited (“THL”), Parent, the Company and, solely for purposes of Section 9.09, Section 9.10 and Section 9.11 thereof, Tencent Mobility Limited, a copy of which is attached to this Plan of Merger as Annex 1 (the “Merger Agreement”), and in accordance with the provisions of Part XVI of the Companies Law, Cap 22. (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Law”), pursuant to which Parent will merge with and into the Company, Parent will cease to exist, and the Company will continue as the surviving company in the Merger as a wholly owned subsidiary of THL.

(c)	This Plan of Merger is made in accordance with section 233 of the Companies Law and approved pursuant to section 233(7) of the Companies Law as a statutory short-form merger, whereby the shareholders of Parent and the Company must be given a copy of this Plan of Merger (unless that shareholder agrees otherwise) but are not required to approve this Plan of Merger by reason of the Company being a “subsidiary company” (as defined in section 232 of the Companies Law) of Parent.

(d)	Capitalised terms used herein not otherwise defined shall have the same meaning ascribed to them in the Merger Agreement.

IT IS AGREED

1.	Constituent Companies Details:

(a)	The Constituent Companies (as defined in the Companies Law) to the Merger are Parent and the Company.

(b)	The surviving company (as defined in the Companies Law) is the Company, which shall continue to be named Sogou Inc.

(c)	The registered office of Parent is at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The registered office of the Company is situated at the offices of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. The registered office of the Surviving Company will be at the offices of Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

(d)	Immediately prior to the Effective Time, the authorized share capital of Parent is US$850,000 divided into 850,000,000 ordinary shares of a nominal or par value of US$0.001 each, of which (i) 571,242,125 shares are designated as Class A Ordinary Shares (“Parent Class A Shares”) and (ii) 278,757,875 shares are designated as Class B Ordinary Shares (“Parent Class B Shares”), of which 2 Parent Class A Shares are issued and outstanding, and fully paid.

(e)	Immediately prior to the Effective Time, the authorized share capital of the Company is US$850,000 divided into 850,000,000 ordinary shares of a nominal or par value of US$0.001 each, of which (i) 571,242,125 shares are designated as Class A Ordinary Shares (“Class A Shares”) and (ii) 278,757,875 shares are designated as Class B Ordinary Shares (“Class B Shares”), of which (A) [●] Class A Shares are issued and outstanding, and fully paid and (B) 151,557,875 Class B Ordinary Shares are issued and outstanding, and fully paid.

(f)	At the Effective Time the authorised share capital of the Surviving Company shall be US$850,000 divided into 850,000,000 ordinary shares of a nominal or par value of US$0.001 each, of which (i) 571,242,125 shares are designated as Class A Ordinary Shares (“SC Class A Shares”) and (ii) 278,757,875 shares are designated as Class B Ordinary Shares (“SC Class B Shares”), of which 130,917,250 SC Class A Shares and 151,557,875 SC Class B Shares shall be in issue credited as fully paid.

2.	Effective Time

The Merger shall take effective on [to insert a date] (the “Effective Time”).

3.	AUTHORISED AND ISSUED SHARE CAPITAL OF THE SURVIVING COMPANY

(a)	At the Effective Time and in accordance with the terms and conditions of the Merger Agreement:

(i)	all 130,917,250 Class A Shares and 151,557,875 Class B Shares held by Parent that were issued and outstanding immediately prior to the Effective Time shall be converted into 130,917,250 SC Class A Shares and 151,557,875 SC Class B Shares of the Surviving Company, all of which shall be registered in the name of THL, being the sole shareholder of Parent immediately prior to the Effective Time;

(ii)	each other Class A Share in the Company (other than any other Excluded Shares) shall be cancelled in exchange for the right to receive US$9.00 in cash per Class A Share without interest;

(iii)	each Parent Class A Share and each Parent Class B Share issued and remaining outstanding immediately prior to the Effective Time shall be cancelled for no consideration or payment in accordance with the Merger Agreement; and

(iv)	other than the Class A Shares and the Class B Shares in the Company held by Parent, which shall be converted in accordance with sub-paragraph (i) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled for nil consideration.

(b)	The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Memorandum and Articles of Association of the Surviving Company in the form attached to this Plan of Merger as Annex 2.

4.	Memorandum of Association and Articles of Association OF THE SURVIVING COMPANY

The Memorandum of Association and Articles of Association in the form attached to this Plan of Merger as Annex 2 shall be the Memorandum of Association and Articles of Association of the Surviving Company at and after the Effective Time.

5.	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

6.	Directors of the Surviving Company

(a)	The names and addresses of the directors of the Surviving Company are:

NAME	ADDRESS
[●]	[●]
[●]	[●]

(b)	No director of either Constituent Company will be paid any amounts or receive any benefits consequent upon the Merger.

7.	Secured Creditors

(a)	Parent has neither created nor granted any fixed or floating security interest over any of its assets that remains outstanding as of the date of this Plan of Merger.

(b)	The Company has neither created nor granted any fixed or floating security interest over any of its assets that remains outstanding as of the date of this Plan of Merger.

(c)	As a result of the confirmatory statements set out in (a) and (b) above, no creditor consent to the Merger within the meaning of Section 233(8) of the Companies Law is required.

8.	TERMINATION

At any time prior to the Effective Time, this Plan of Merger may be terminated or amended by the Boards of Directors of both Parent and the Company.

9.	APPROVAL AND AUTHORIZATION

This Plan of Merger has been approved by the Boards of Directors of both Parent and the Company pursuant to section 233(7) of the Companies Law.

10.	COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

11.	GOVERNING LAW

This Plan of Merger and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of TitanSupernova Limited:	)
)
	)	Director
)
	)	Name:

SIGNED for and on behalf of Sogou Inc.:	)
)
	)	Director
)
	)	Name:
)

ANNEX 1

AGREEMENT AND PLAN OF MERGER

ANNEX 2

FORM OF

MEMORANDUM AND ARTICLES OF ASSOCIATION OF SURVIVING COMPANY